Exhibit 99.1

Sundial Announces Share Repurchase Program

CALGARY, AB, Nov. 11, 2021 /CNW/ - Sundial Growers (Nasdaq: SNDL) ("Sundial" or the "Company") announced today that that its Board of Directors (the  "Board") has approved a new share repurchase program (the "Share Repurchase Program") which authorizes the Company to repurchase up to C$100 million (the "Share Repurchase Amount") of its outstanding common shares ("shares") from time to time at prevailing market prices, enabling Sundial to opportunistically return value to shareholders.

Pursuant to the Share Repurchase Program, Sundial may purchase shares from time to time at the discretion of management through open market purchases, privately negotiated transactions, block trades, derivatives, accelerated or other structured share repurchase programs, or other means.  The manner, timing, pricing and amount of any transactions will be subject to the discretion of Sundial and may be based upon market conditions, regulatory requirements and alternative opportunities that Sundial may have for the use or investment of its capital.

Notwithstanding the Share Repurchase Amount, Sundial may only purchase a maximum of 102.8 million shares under the Share Repurchase Program, representing approximately 5% of the issued and outstanding shares as at the date hereof. Subject to the foregoing limitations, the Share Repurchase Program will commence on November 19, 2021 and expire on November 19, 2022. The Share Repurchase Program does not require the Company to purchase any minimum number of shares, and repurchases may be suspended or terminated at any time at the Company's discretion.

The actual number of shares which may be purchased pursuant to the Share Repurchase Program and the timing of any purchases will be determined by management and the Board.

The price which the Company will pay for any such shares will be the prevailing market price at the time of acquisition, subject to certain limitations imposed by applicable securities laws. All shares purchased pursuant to the Share Repurchase Program will be returned to treasury for cancellation, and all such purchases will be made on the open market through the facilities of Nasdaq or by such other means as may be permitted under applicable securities laws during the term of the Share Repurchase Program.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release include, but are not limited to, the number of shares to be repurchased, and the method of such repurchases, if any, pursuant to the Share Repurchase Program. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sundial-announces-share-repurchase-program-301422719.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2021/11/c4116.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 19:19e 11-NOV-21